

Ab
3/17



SECU. **11017472** ₃SION
Washington, D.C. 20549

x pls
314

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67 385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/10__ AND ENDING__12/31/10__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NSX Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  440 S. LaSalle St., Suite 2600
_____
                (No. and Street)

  Chicago   IL   60605
_____
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thorton
_____
          (Name – *if individual, state last, first, middle name*)

  175 W. Jackson Blvd., 20th Floor, Chicago, IL   60604
_____
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/17

OATH OR AFFIRMATION

I, ___Jacob Mulaikal_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___NSX Securities, LLC_____ , as of ___December 31_____, 20_10___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_CFO_____
Title

PHILIP PINC
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
July 08, 2014

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

 **Grant Thornton**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
NSX Securities, LLC

We have audited the accompanying statement of financial condition of NSX Securities, LLC (the "Company") as of December 31, 2010, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NSX Securities, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 21, 2011

NSX Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$797,859
Due from member	9,728
Prepaid expenses and other assets	1,141
Deposits with clearing broker	75,000
TOTAL ASSETS	**$883,728**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES

Accounts payable and accrued expenses	$ 99,047
Due to member	619,354
Total liabilities	718,401
MEMBER'S CAPITAL	165,327
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$883,728**

The accompanying notes are an integral part of this financial statement.

NSX Securities, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Description of Business

NSX Securities, LLC ("Securities") is a wholly-owned subsidiary of the National Stock Exchange, Inc. (the "Exchange"), which is a for-profit Delaware corporation that operates a registered national securities exchange to facilitate the trading of stocks. NSX Holdings, Inc. ("NSX Holdings") is a for-profit Delaware corporation that serves as a holding company for the Exchange. Securities is a broker-dealer registered with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Securities is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule because it does not hold funds or securities for, or owe money or securities to, customer accounts. The Exchange provides accounting, administrative services, management services, and office facilities to Securities in accordance with an expense-sharing agreement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments maturing within three months of the purchase date.

Due from Member

Securities' due from member balance is owed from the Exchange and is related to monthly route-out fees and regulatory transaction fees originating from equity trading permit holders of the Exchange. This balance is generally collected by the end of the following month.

NSX Securities, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION - CONTINUED
December 31, 2010

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

NSX Holdings files and pays income taxes on Securities' behalf. Securities does not reflect any balance sheet or income statement impact of the tax consequences borne by NSX Holdings in Securities' stand-alone financial statements.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit is recorded. Securities has elected to be taxed as a limited liability company. As a result, the member is responsible for reporting income or loss, to the extent required by Federal and state income tax laws and regulations, based on Securities' income and expense as reported for income tax purposes. As of December 31, 2010, Securities had no material unrecognized Federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. Securities did not have any material amounts accrued for interest and penalties at December 31, 2010.

NOTE B - NET CAPITAL REQUIREMENTS

Securities is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum net capital balance of the larger of 1/15th of aggregate indebtedness or $5,000. The minimum net capital requirement of $5,000 is subject to the condition that, among other things, the broker-dealer does not receive, directly or indirectly, or hold funds or securities for or owe funds or securities to, customers and does not carry accounts of, or for, customers.

As of December 31, 2010, Securities had a ratio of aggregate indebtedness to net capital of 4.65 and net capital of $154,458, which was $106,565 in excess of its minimum net capital requirement of $47,893 at that date. As of December 31, 2010, Securities had aggregate indebtedness of $718,401.

NOTE C - CONCENTRATION OF CREDIT RISK

Securities is exposed to concentrations of credit risk. Securities maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. Securities, at times, may maintain balances in excess of FDIC limits. Securities monitors this credit risk at the financial institution and has not experienced any losses related to this risk.

NOTE D - RELATED-PARTY TRANSACTIONS

Securities and the Exchange entered into an expense agreement (the "Agreement") that has been approved by the FINRA. In the conduct of its business, Securities leases office space and equipment, retains employees and incurs other costs that are paid by the Exchange in order to facilitate the operation of its business.

As of December 31, 2010, Securities owed the Exchange $619,354.

Securities is dependent upon the Exchange to sustain operations. The Exchange's ability to manage its liquidity position is dependent upon its ability to increase revenues through increased trading volumes and/or obtain financing.

NOTE E - CONTRACTUAL OBLIGATIONS

Securities has entered into a third-party clearing agreement with Assent, LLC to act as a clearing broker for Securities for three years starting August 1, 2008 and ending July 31, 2011. Securities maintains a deposit with Assent, LLC in the amount of $75,000 to secure contractual obligations under the clearing agreement. If Securities terminates the contract prior to August 1, 2011, Securities is required to pay a "buyout" fee in the amount of $20,000.

Securities owed Assent, LLC $45,156 as of December 31, 2010. This balance is included within accounts payable and accrued expenses on the accompanying statement of financial condition.

NOTE F - CAPITAL CONTRIBUTIONS

As of December 31, 2010, the Exchange has contributed $2,250,000 of capital to Securities.

NOTE G - SUBSEQUENT EVENTS

Securities' management has determined that no material events or transactions occurred subsequent to December 31, 2010, and through February 21, 2011, the date Securities' financial statements were available for issuance, which would require adjustments to and/or additional disclosure in the Securities' financial statements.

 **Grant Thornton**

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
NSX Holdings, Inc. and Subsidiaries

In planning and performing our audit of the financial statements of NSX Securities, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud might occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation might deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 21, 2011